April 18, 2013

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1
SEC File No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are supplementing the Company’s prior response to the Staff’s comment contained in a letter dated February 6, 2013, which we have reprinted below for your reference.

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

On March 11, 2013, we noted that neither the Company nor anyone authorized to act on its behalf had engaged in any test-the-waters discussions with potential investors.  As of today’s date, we can again affirm that neither the Company nor anyone authorized to act on its behalf has provided any investor with any written communications in the context of any test-the-waters discussions.  The Company prepared and filed with the Commission as a free writing prospectus the text of a video about the Company.  The video is available from the WR Hambrecht site.  In addition, the Company filed as a free writing prospectus a company presentation.  This also is available on the WR Hambrecht site.  As discussed with the Staff, the Company wanted to make members of its wine clubs aware of the offering.  In this context, the Company prepared and filed as a free writing prospectus a letter to its wine club members that accompanied the preliminary prospectus.  A media free writing prospectus also was filed with the Commission.

Neither the Company nor any underwriter has used any other written materials.

One of the underwriters, Sidoti & Co., published a pre-deal research report.  This report was published after the date of the Company’s March letter to the Commission.  The Company did not participate in the preparation of the research report, and did not review the research report prior to its publication.  The Company is not aware of any other research report.

We appreciate in advance your time and attention to this matter.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge